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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of November 2005


                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      X              Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                           No               X

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-              .)
                                      --------------

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).
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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BANCOLOMBIA S.A.
                                   (Registrant)


Date: November 30, 2005       By /s/ JAIME ALBERTO VELASQUEZ B.
                                 ---------------------------------
                                 Name:  Jaime Alberto Velasquez B.
                                 Title: Vice President of Finance
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[BANCOLOMBIA LOGO]                                                          CIB
                                                                          LISTED
                                                                           NYSE

 BANCOLOMBIA S.A. DISCLOSES THE RESULT OF THE 3 MONTH SHARE EXCHANGE PROCESS IN CONNECTION WITH THE MERGER WITH CONAVI S.A. AND CORFINSURA S.A. (POST SPIN-OFF)
                            ENDED NOVEMBER 1, 2005.

MEDELLIN, COLOMBIA. NOVEMBER 30, 2005.

On November 1, 2005, the process of exchanging shares of Conavi and Corfinsura (post spin-off) for Bancolombia shares as a result of the merger of the three entities was completed. The resulting number of exchanged shares and the new number of outstanding shares of Bancolombia are the following:

                         Common Shares   Preferred Shares          Total
                         -------------   ----------------          -----
Outstanding shares         398,259,608        178,435,787       576,695,395
on July 31, 2005
Shares exchanged           111,444,976         39,686,634       151,131,610
as of November 1,
2005.
Shares outstanding         509,704,584        218,122,421       727,827,005
as of November 1,
2005.
Current capital                 70.03%             29.97%              100%
structure

As a result of the share exchange, the outstanding and paid-in capital of Bancolombia S.A. totals COL$363,913,502,500. The book value of Bancolombia shares, calculated using the non-consolidated financial information of Bancolombia as of October 31, 2005 applied to the number of shares as of November 1, 2005, is COL$ 4,257.28.

LARGEST SHAREHOLDERS OF  BANCOLOMBIA S.A. AS OF NOVEMBER 1, 2005.

In accordance with request 20058-78 issued by the Superintendency of Securities of Colombia, having completed the process of exchanging shares of Conavi and Corfinsura (post spin-off) for Bancolombia shares as a result of the merger of the three entities, we hereby disclose the 20 largest shareholders of Bancolombia as of November 1, 2005.

Contacts
Sergio Restrepo         Jaime A. Velasquez      Mauricio Botero
Executive VP            Financial VP            IR Manager
Tel: (574) 3120332      Tel: (574) 5108666      Tel: (574) 5108866
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                                                              [BANCOLOMBIA LOGO]

Shareholder        Colombian  Common      Preferred    % of    % of       % of total
                   ID number  Shares      shares       common  preferred  outstanding
                                                       shares  shares     shares
------------------------------------------------------------------------------------
BANCOLOMBIA ADR    811001966              124,112,315          56.90      17.05
Program

Portafolio de      811011258  76,136,665               14.94              10.46
Inversiones
Suramericana S.A.

Suramericana de    811012271  69,879,061               13.71              9.60
Inversiones S.A.
Suramericana

Fideicomiso        830054054  39,341,408               7.72               5.41
Cititrust
Suramericana IFC

Compania de        890900266  31,589,838  3,386,177    6.20    1.55       4.81
Cemento Argos
S.A.

Cementos del       890300437  30,609,251  4,120,038    6.01    1.89       4.77
Valle S.A.

Fondo de           800229739  5,517,271   23,113,334   1.08    10.60      3.93
Pensiones
Obligatorias
Proteccion

Emmery Equity      830064913  24,387,619               4.78               3.35
Corporation

Lorange            830064912  20,612,331               4.04               2.83
Industrial
Corporation

Inversiones SPC    811033992  18,661,740               3.66               2.56
S.A.

Inversiones        811046705  15,504,218               3.04               2.13
Valkiria S. en
C.

Compania           890903407  12,171,005               2.39               1.67
Suramericana de
Seguros S.A.

Fondo de           800224808  9,889,057   98,271       1.94    0.04       1.37
Pensiones
Obligatorias
Porvenir

Fondo de           800231967  4,369,206   5,109,047    0.86    2.34       1.30
Pensiones
Obligatorias
Horizonte

Compania           890903790  9,219,576                1.81               1.27
Suramericana de
Seguros de Vida
S.A.

Inversiones        830505757  2,527,341   5,879,782    0.50    2.69       1.16
Alaska S.A.

Fondo de           800224827  3,121,210   4,880,546    0.61    2.24       1.10
Pensiones
Obligatorias
Santander

Fondo de           800227940  3,850,053   3,997,738    0.76    1.83       1.08
Pensiones
Obligatorias
Colfondos

Cementos El        890900183  6,137,863                1.20               0.84
Cairo

Compania           890903406  5,190,484                1.02               0.71
Suramericana de
Construcciones
S.A.

In accordance with the requirement of the Superintendency of Securities, this information relates to the 20 largest shareholders of Bancolombia considered individually, and does not take into account the beneficial owners of these shares.